Exhibit 99.1

NICE inContact Extends AI Capability on CXone with Addition of
 Passage.AI Application on CXexchange

Passage.AI helps companies build conversational chatbots using natural language processing

Salt Lake City, February 5, 2018 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced that Passage.AI, a developer of artificial intelligence (AI) and natural language understanding/processing (NLU/P) technology, is part of the DEVone program and provides a conversational bot-building application integrated with NICE inContact CXone™, the world’s #1 cloud customer experience platform. Passage AI has created a patent-pending natural language understanding and processing (NLU/NLP) platform that can be used to create a conversational interface for your business.

NICE inContact customers can use Passage.AI’s conversational interface integrated with CXone to further automate customer service and virtual assistant functionality. The Passage.AI platform enables them to:

•	Build a highly versatile AI chatbot, without writing a line of code, in just a few weeks

•	Automate routine and often mundane tasks and provide instantaneous responses to common questions, improving both employee and customer experience

•	Develop a bot or feature once and deploy it on 16 chat and voice platforms such as the web interface, iOS and Android apps, Facebook Messenger, Amazon Alexa and Google Home

Passage.AI’s bot-building tool utilizes AI and natural language processing technologies, requires no coding and can be deployed anywhere in as little as two weeks. Its sophisticated deep learning model enables Passage.AI bots to more readily understand a user, regardless of how they express themselves. Passage.AI understands natural language text and speech, creating an intelligent conversational interface capable of better identifying intents, extracting the most useful, pertinent and timely information, understanding and responding to queries and searching through vast amounts of data.

“NICE inContact is changing the game in the contact center space and we hope to do the same in the world of conversational AI,” said Ravi N. Raj, CEO of Passage.AI. “Our integration with CXone allows AI to be used to improve employee and customer satisfaction and dramatically lower customer service costs. A recent survey found that approximately 60 percent of customer service professionals plan to deploy chatbots in their department in the next three years. We believe chatbots will be the next major technology embraced in the contact center.”

DEVone offers partners broad tools and resources to enable them to create new applications on CXone, including extensive documentation and support, and access to an online developer community. CXexchange is a centralized, state-of-the-art marketplace for developers to market and sell their CXone-based applications. Companies interested in how Passage.AI’s application works with CXone can visit CXexchange to learn more about the application and read reviews.

“As the leading cloud customer experience platform, we are giving companies the ability to stay on the cutting edge by facilitating easy adoption of automation and AI technology,” said Paul Jarman, CEO of NICE inContact. “Partners with innovative applications, like Passage.AI’s bot-builder platform, combined with CXone Open Cloud Foundation, is powering rapid innovation and enabling new ways to create standout customer experiences. We welcome Passage.AI as part of the CXexchange marketplace.”

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s No. 1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Workforce Optimization, Analytics, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is the industry’s largest partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by Gartner, Ovum, IDC, Frost & Sullivan, and DMG. www.niceincontact.com

NICE inContact is part of NICE (Nasdaq: NICE), the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.